UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 8, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Bulletin Board – August 2006

Brisbane, AUSTRALIA – 8 August 2006: Metal Storm Limited today released the following statement which will be published in the “Bulletin Board” section of the Company website. The Company website address is www.metalstorm.com

How the Metal Storm Rights Issue works

There have been some questions by shareholders this week about the Rights
Issue and how it works.

Eligible Shareholders of Metal Storm currently have an opportunity to invest in an issue of Convertible Notes and accompanying New Options by way of a prospectus for a renounceable Rights Issue.  The New Options will be issued for no additional consideration upon subscription for Convertible Notes.  The three elements of the Rights Issue (Entitlements, Convertible Notes and New
Options) are discussed below.

Note: The following explanation cannot substitute for the detail in the prospectus and you should not make any decision about the Entitlements,
Convertible Notes or New Options without reading the prospectus in its entirety.  As the prospectus states, if you are in doubt as to the action you should take, you should obtain relevant professional advice before proceeding.
 Any capitalised terms used in this explanation have the same meaning as in the prospectus.

The Rights Issue offers will be made in, or accompany, a copy of the prospectus lodged with the Australian Securities and Investments Commission on
28 July 2006, and anyone wishing to acquire the Convertible Notes and New
Options will need to complete the application form that will be in, or accompany, the prospectus.

A copy of the prospectus will be mailed to all Eligible Shareholders by 10
August 2006. It is also available for viewing on the Company’s website
www.metalstorm.com and the ASX website www.asx.com.au.

What is a Rights Issue?
A rights issue is an invitation to eligible existing shareholders to subscribe for securities in the Company in proportion to their existing shareholding.
The invitation is a contractual right, which Metal Storm has called an
“Entitlement” but is sometimes also known as a “right”.  In this case the
Entitlement is to subscribe for one Convertible Note for every 2.674 Existing
Shares held at 5pm on 8 August 2006 (the Record Date) and to receive one New
Option for every two Convertible Notes allotted.
The Entitlements are renounceable and therefore potentially have value and can be traded.  Eligible Shareholders may trade the Entitlements on ASX until 17
August 2006, in a manner similar to the way they can trade ordinary shares.
See “Selling Entitlements” below for more information.

What is a Convertible Note?
A Convertible Note is an unsecured debt security which the Company issues in return for being given cash to the face value of the Convertible Note.  It is convertible into ordinary shares in certain circumstances.

The full terms and conditions of the Convertible Notes are set out in the prospectus, and the following summary must be read subject to those full terms.  In very general terms:

1 The term of the Convertible Notes is three years from the date of issue unless previously redeemed or converted into Shares;
2 Convertible Notes bear interest at the rate of 10% per annum on the face value of A$0.135 per Convertible Note over the term.  Interest is payable quarterly in arrears, but Metal Storm may elect to defer payment of some or all of the interest for the first year;
3 A Note Holder may elect to convert some or all of their Convertible Notes into Shares at the beginning of each quarter, at the Maturity Date and at certain other times;
4 The price at which such a conversion occurs is the lesser of A$0.135 and 90%
of the volume weighted average Share price during the 30 business days before the Conversion Date; and
5 At the Maturity Date, Metal Storm must repay the face value of A$0.135 to the Note Holder, unless the Note Holder has elected to convert their
Convertible Note into Shares.

Entitlements

Each Eligible Shareholder will receive a renounceable Entitlement.  For example, if an Eligible Shareholder currently holds 2,674 Shares in Metal
Storm, they will have 1,000 Entitlements, which would give them the right to subscribe for 1,000 Convertible Notes and to receive 500 New Options.

Because the Rights Issue is renounceable, Eligible Shareholders have a number of choices.  The way an Eligible shareholder deals with their Entitlement under the Rights Issue offer is completely their own choice.

Selling Entitlements

An Eligible Shareholder can offer to sell their Entitlements on ASX.  Trading of Entitlements has opened and will end on 17 August 2006.

The ASX trading code for the Entitlements is MSTR.

Details of how to sell your Entitlements are set out in section 2 of the prospectus.

If you decide to sell some or all of your Entitlements on ASX, the value you receive from any sale will depend on the market price of Entitlements on ASX.
There may not be a viable market for Entitlements.  Brokerage may be payable to your stockbroker in connection with the sale of Entitlements on ASX.

You should consider selling any Entitlements you do not wish to take up on ASX or otherwise, rather than allowing them to lapse.  You will receive no benefit for Entitlements which lapse.

By selling your Entitlement, you are not selling your Shares in Metal Storm but the right to subscribe for Convertible Notes and New Options under the prospectus.

An Eligible Shareholder may also choose to purchase additional Entitlements on
ASX at whatever price the market sets for them.

Subscription for full Entitlement

You may subscribe for your full Entitlement by paying A$0.135 per Convertible
Note, and you will receive two New Options for every Convertible Note allotted to you for no additional consideration.

In the example above, because you own 2,674 shares you can subscribe for up to
1,000 Convertible Notes (one for every 2.674 Shares you own) at the price of
A$0.135 each for a total cost of A$135, and receive up to 500 New Options (one for every two Convertible Notes allotted to you).

An outline of the terms of the Convertible Notes is set out above.
In very general terms, the New Options:

1 Subject to the terms and conditions of the New Options, entitle the holder to subscribe for one Share per New Option upon exercise and payment of the
Exercise Price of A$0.155 cents; and
2 expire three years from the date of issue, and can be exercised at any time before then.

Metal Storm has applied to ASX for quotation of the Convertible Notes and New
Options.  If quotation is granted, the Convertible Notes and New Options will be traded on ASX.

The ASX trading codes will be:

? MSTG for the Convertible Notes, and
? MSTO for the New Options.

Normal trading of the Convertible Notes and New Options is due to commence on
4 September.

You will therefore have the choice of holding your Convertible Notes and New
Options, or selling some or all of them on ASX at their respective market prices at the relevant time.

If you do not want to take up all of your Entitlements

If you do not want to take up all of your Entitlements, you may do one of the following things:

1 sell all of your Entitlements on ASX;

2 take up part of your Entitlement and sell the balance on ASX;

3 take up part of your Entitlement and allow the balance to lapse;

4 transfer all or part of your Entitlements to another person other than on
ASX; or

5 take no action and allow your Entitlement to lapse.

Ineligible Shareholders

The Rights Issue is only open to Eligible Shareholders, that is, shareholders on the Record Date who have a registered address in Australia or New Zealand.

Metal Storm has appointed Patersons Securities Limited as nominee to sell the
Entitlements which would otherwise have been offered to Ineligible
Shareholders.  The proceeds from the sale of these Entitlements (if any) will be distributed to Ineligible Shareholders in proportion to their shareholdings
(after deducting brokerage commission and other expenses).  Further details are contained in section 1.14 of the prospectus.

Those persons who hold American Depositary Receipts (ADRs) are not registered shareholders of Metal Storm and are not Eligible Shareholders.  ANZ Nominees
Limited is the registered holder as custodian for persons holding ADRs.  ANZ
Nominees Limited is an Eligible Shareholder, but is unlikely to take up its
Entitlements.  It might seek to sell its Entitlements and pass any net proceeds back to ADR holders through the ADR sponsor, Bank of New York.

Progress in the last 3 months

This issue of the prospectus is but one of many activities that the company has brought to success in the past three months.  A comment has been made on those in early bulletins and by way of formal announcements through the ASX.
However, it is worthwhile to note that the Company has continued to progress
3GL and Redback as priorities while maintaining, on time and on budget, contracting milestones for the contracts being undertaken out of the US office. Those have been specifically commented on in some detail earlier.

In addition to our build up of momentum in engineering, the Company has had good success in reducing costs through the removal of duplication and redefinition of some tasks to better fit our current plan.

Terry O’Dwyer
Executive Chairman

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

www.metalstorm.com

Company Contact:
Australia
Ian Gillespie – Chief Operating Officer - Ph: +61 (0) 7 3221 9733
US
Peter Faulkner - SVP US Operations - Ph: +1 703 248 8218

About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: August 8, 2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary